SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
              Section 12(g) of the Securities Exchange Act of 1934
                   or Suspension of Duty to File Reports Under
                 Section 13 and 15(d) of the Securities Exchange
                                  Act of 1934.

                          Florida Progress Corporation
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             (Exact name of registrant as specified in its charter)

                 Florida                                 001-08349                           59-2147112
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
     (State or other jurisdiction of             (Commission File Number)          (I.R.S. Employer Identification
             incorporation)                                                                    Number)

                         One Progress Plaza, Suite 2600
                          St. Petersburg, Florida 33701
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                    (Address of principal executive offices)

                                 (727) 824-6400
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              (Registrant's telephone number, including area code)


                         Common Stock, without par value
                         Preferred Stock Purchase Rights
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            (Title of each class of securities covered by this Form)


              Guarantee with respect to 7.10% Cumulative Quarterly
       Income Preferred Securities, Series A (QUIPS(SM)) of FPC Capital I
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          (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)        [ ]      Rule 12h-3(b)(1)(i)      [ ]
        Rule 12g-4(a)(1)(ii)       [ ]      Rule 12h-3(b)(1)(ii)     [ ]
        Rule 12g-4(a)(2)(i)        [ ]      Rule 12h-3(b)(2)(i)      [ ]
        Rule 12g-4(a)(2)(ii)       [ ]      Rule 12h-3(b)(2)(ii)     [ ]
                                            Rule 15d-6               [X]


Approximate number of holders of record as of the certification or notice date: 1

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         Pursuant to the requirements of the Securities Exchange Act of 1934
Florida Progress Corporation has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                FLORIDA PROGRESS CORPORATION



Date: January 30, 2001           By:      /s/ Peter M. Scott III
                                    ------------------------------------------
                                 Name:   Peter M. Scott III
                                 Title:  Executive Vice President and Chief
                                         Financial Officer